SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Monroe Capital Income Plus Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

Theodore Koenig Chief Executive Officer Monroe Capital Management Advisors, LLC 311 South Wacker Drive, Suite 6400 Chicago, IL 60606 (312) 258-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON
Monroe Capital Management Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,100

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
200,100

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%[1]

14	TYPE OF REPORTING PERSON
OO

1 This percentage is calculated based upon 1,017,500 shares of the Issuer’s common stock outstanding as of January [ ], 2019 as provided to the reporting person by the Issuer.

SCHEDULE 13D

CUSIP No.	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON
Theodore Koenig

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,100*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
200,100*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON
IN

*Solely to the extent of Mr. Koenig’s ownership interest in Monroe Capital Management Advisors, LLC

SCHEDULE 13D

CUSIP No.	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON
Aaron D. Peck

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,100*

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
200,100*

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.7%

14	TYPE OF REPORTING PERSON
IN

*Solely to the extent of the Mr. Peck’s ownership interest in Monroe Capital Management Advisors, LLC

SCHEDULE 13D

CUSIP No.	Page 5 of 8 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Monroe Capital Income Plus Corporation, a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Monroe Capital Income Plus Corporation, 311 South Wacker Drive, Suite 6400, Chicago IL 60606

Item 2.	Identity and Background

(a)–(c) & (f)

This statement is being filed by:

(1) Monroe Capital Management Advisors, LLC, a Delaware limited liability company (“MCMA”)

(2) Theodore Koenig, Chief Executive Officer of MCMA

(3) Aaron D. Peck, Chief Financial Officer of MCMA

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The principal business address of each of the Reporting Persons is c/o Monroe Capital Management Advisors, LLC, 311 South Wacker Drive, Suite 6400, Chicago, IL 60606

(d)–(e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration

On January 15, 2019 MCMA received 200,000 shares of Common Stock of the Issuer in exchange for consideration of $2,000,000 ($10.00 per share) pursuant to the terms of a subscription agreement entered into by MCMA. The Subscription Agreement is described in Items 4 and 6 below and is filed herewith.

All of the funds required to acquire the shares of the Issuer’s Common Stock by MCMA were furnished from the working capital of MCMA.

Item 4.	Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

SCHEDULE 13D

CUSIP No.	Page 6 of 8 Pages

Other than as described in this Schedule 13D, none of the Reporting Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)–(j) of Schedule 13D, though each Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

Item 5.	Interest in Securities of the Issuer

(a)	As of January 15, 2019:

(i)	MCMA beneficially owns 200,100 shares of the Issuer’s Common Stock, representing 19.7% of the outstanding shares of the Issuer’s Common Stock; and

(ii)	Theodore Koenig may be deemed to beneficially own 200,100 shares of the Issuer’s Common Stock, representing 19.7% of the outstanding shares of the Issuer’s Common Stock, due to his ownership interest in MCMA; and

(iii)	Aaron Peck may be deemed to beneficially own 200,100 shares of the Issuer’s Common Stock, representing 19.7% of the outstanding shares of the Issuer’s Common Stock, due to his ownership interest in MCMA; and

in each case, based on 1,017,500 shares of the Issuer’s Common Stock outstanding as of January 15, 2019, as provided to the Reporting Persons by the Issuer.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)	Theodore Koeing has sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of the Issuer’s Common Stock that MCMA beneficially owns as described in Item 5(a) above. Theodore Koenig has, and Aaron D. Peck may be deemed to have, voting and dispositive power over these shares due to their respective ownership interests in MCMA. Mr. Koenig and Mr. Peck disclaim beneficial ownership over the shares held by MCMA.

(c)	The information contained on the cover pages and in Item 3 of this Schedule 13D is incorporated herein by reference.

(d)	Not applicable

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

MCMA entered into a Subscription Agreement with the Issuer under which MCMA purchased 200,000 shares of common stock in the Issuer.

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and MCMA, respectively, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

SCHEDULE 13D

CUSIP No.	Page 7 of 8 Pages

The Subscription Agreement prohibits the transfer of the Issuer’s shares by MCMA without registration of the transfer on the Issuer’s books and the prior written consent of the Issuer, which may be withheld (i) if the Issuer determines, at its sole discretion, that the creditworthiness of the proposed transferee is not sufficient to satisfy all obligations under the Subscription Agreement or (ii) unless, in opinion of counsel, the transfer would not violate any applicable securities law or be deemed a prohibited transaction under ERISA or cause all or any portion of the assets of the Issuer to constitute “plan assets” under ERISA, certain Department of Labor regulations or Section 4975 of the Internal Revenue Code of 1986, as amended.

Item 7.  Material to Be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit A-	Form of Subscription Agreement (Filed herewith)

Exhibit B-	Articles of Amendment and Restatement of Monroe Capital Income Plus Corporation, setting forth the terms of its common stock (Previously filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2018)

Exhibit C-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No.	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of January 25, 2019.

Monroe Capital Management Advisors, LLC

By:	/s/ Theodore Koenig
Name: Theodore Koenig
Title: Chief Executive Officer

By:	/s/ Theodore Koenig
Name: Theodore Koenig

By:	/s/ Aaron D. Peck
Name: Aaron D. Peck